SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Monarch Community Bancorp, Inc.
(Name of the Issuer)

Monarch Community Bancorp, Inc.
Monarch Merger Corp.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

609045109

(CUSIP Number of Class of Securities)

Donald L. Denney
President and Chief Executive Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan  49036
(517) 278-4567
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to : Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$1,062,464	$32.62

*	For purposes of calculating the fee only. This amount assumes the acquisition of 78,701 shares of common stock of the subject company acquired in the merger for $13.50 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the Total Consideration.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ Form or Registration No.:	Filing Party: Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER Item 1. Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”

Item 2. Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—General, —Stock Repurchases by Monarch, —Recent Affiliate Transactions in Monarch Stock; —Market for Common Stock and Dividend Information; and —Dividend Policy” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Number of Shares Outstanding.”

Item 3. Identity and Background of Filing Person

The filing persons are Monarch Community Bancorp, Inc. and Monarch Merger Corp. The subject company is Monarch Community Bancorp, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—General,” “—Monarch Merger Corp.,” “—Directors and Executive Officers of Monarch” and “—Voting Securities and Principal Holders Thereof.”

Item 4. Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY,” “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Requirements for Stockholder Approval,” “SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, — Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, —Rights of Dissenting Stockholders, Access to Corporate Files, Appraisal Services, and —Material U.S. Federal Income Tax Consequences of the Merger,” and “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Market for Common Stock and Dividend Information.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Recent Affiliate Transactions in Monarch Stock and — Stock Repurchases by Monarch”; “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness, — Interests of Certain Persons in the Merger, and — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders.”

Item 6. Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Structure of the Merger, — Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of Monarch Merger Corp. for the Merger Proposal,, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of the Bank Following the Merger; — Financing of the Merger; — Termination of Securities Exchange Act Registration; and, — Conversion and Exchange of Stock Certificates,” and “INFORMATION ABOUT MONARCH AND ITS AFFILIATES —Directors and Executive Officers of Monarch, — Market for Common Stock and Dividend Information; and — Dividend Policy.”

Item 7. Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Purposes of and Reasons for the Merger Proposal, —Background of Merger Proposal —Recommendation of our Board of Directors, — Purposes and Reasons for Monarch Merger Corp. for the Merger Proposal, — Interests of Certain Persons in the Merger, — Pro Forma Effect of the Merger, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of the Bank Following the Merger, and — Material U.S. Federal Income Tax Consequences of the Merger,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8. Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Background of the Merger Proposal; — Recommendation of our Board of Directors; — Financial Fairness; and — Position of Monarch Merger Corp. as to the Fairness of the Merger.”

Item 9. Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Financial Fairness, — Determination of the Terms of the Merger” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER” and Appendix B—Fairness Opinion.

Item 10. Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS — Financing of the Merger; and, — Source of Funds and Expenses.”

Item 11. Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in Monarch Stock, and –Stock Repurchases by Monarch.”

Item 12. The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness; and – Position of Monarch Merger Corp. as to the Fairness of the Merger” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS – Voting at the Special Meeting.”

Item 13. Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Monarch Community Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006. The information in the proxy statement referred to in “DOCUMENTS INCORPORATED BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Information concerning Monarch Community Bancorp, Inc.’s pro forma book value and earnings to fixed charges is set forth in the proxy statement under “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and is incorporated herein by reference.

(b) The information set forth in the proxy statement under “SPECIAL FACTORS — Pro Forma Effect of the Merger” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is incorporated herein by reference.

(c) The information set forth in the proxy statement under “SELECTED HISTORICAL FINANCIAL DATA” and “SPECIAL FACTORS — Pro Forma Effect of the Merger” is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Solicitation of Proxies.”

Item 15. Additional Information

Portions of the Preliminary Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 – 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

Item 16. Exhibits

1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on April 23, 2007, including Appendix A—Agreement and Plan of Merger and Appendix B—Fairness Opinion.

2. Valuation Report of Donnelly Penman & Partners

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2007	MONARCH COMMUNITY BANCORP, INC.

	By:	/s/Donald L.Denney

Donald L. Denney
President and Chief Executive Officer

MONARCH MERGER CORP.

	By:	/s/Donald L. Denney

Donald L. Denney
President

EXHIBIT INDEX

1.             Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on April 23, 2007, including Appendix A—Agreement and Plan of Merger and Appendix B—Fairness Opinion. (Incorporated by reference from Preliminary Schedule 14A filed on April 23, 2007.)

2.             Valuation Report of Donnelly Penman & Partners.

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